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3/19.

3/18/02

U.S. SECURITI ||||||||||||||||||||| **ISSION**
W 02019192

ANNUAL AUDITED REPORT   Information f ~~~~~ ers
     FORM X-17A-5   Pursuant to S~~~~~
      PART III   Exchange Act of 1934 and Rule 17a-5 i nereunder

SEC FILE
44633

REPORT FOR THE PERIOD BEGINNING   01/01/01   AND ENDING   12/31/01
                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

                                                                    | OFFICIAL USE ONLY |

ADIRONDACK CAPITAL PARTNERS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 FIFTH AVENUE, 14TH FLOOR

                              (No. and Street)

NEW YORK   NY   10022
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                (212) 486-6794

                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name ... if individual, state last, first, middle name)

SILVERMAN LINDEN HIGGINS LLP

330 WEST 42ND STREET   NEW YORK   NY   10036
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

       ☒ Certified Public Accountant
       ☐ Public Accountant
       ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

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* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, __Robert Kramer__ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of __Adirondack Capital Partners Inc.__ as of __December 31__, 200̸1, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Subscribed and sworn
to before me this
__27__ day of __February__
__2002__

Notary Public

Title

This report* contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.[†]
- ☒ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

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* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

SILVERMAN LINDEN HIGGINS LLP

CERTIFIED PUBLIC ACCOUNTANTS

330 WEST 42ND STREET
NEW YORK, N.Y. 10036-6902

(212) 967-9080
TELECOPIER (212) 967-2712

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS' OF ADIRONDACK CAPITAL PARTNERS, INC.:

We have audited the accompanying statement of financial condition of ADIRONDACK CAPITAL PARTNERS, INC. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADIRONDACK CAPITAL PARTNERS, INC. at December 31, 2001 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Silverman Linden Higgins LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2002

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ADIRONDACK CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	13,538
Broker dealer license, net		1,379
TOTAL ASSETS	$	14,917

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued expenses	$	1,000
TOTAL LIABILITIES		1,000

STOCKHOLDERS' EQUITY

Common stock, $.01 par value; 1000 shares authorized, issued and outstanding	10
Additional paid-in capital	88,701
Accumulated deficit	(74,794)
TOTAL STOCKHOLDERS' EQUITY	13,917
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 14,917

The accompanying notes are an integral part of these financial statements.

SILVERMAN LINDEN HIGGINS LLP

ADIRONDACK CAPITAL PARTNERS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues		
Realized gain from investment securities	$	2,551
Unrealized loss from investment securities		(40,063)
Other		33
		(37,479)
Expenses		
Occupancy		5,228
Equipment rental		5,620
Telephone		2,826
Dues and subscriptions		1,950
Registration fees		460
Office expenses		200
Postage and messenger		501
Bank charges		864
Amortization		3,662
Miscellaneous		4,489
		25,800
Loss before tax provision		(63,279)
Income tax benefit		(4,046)
Net loss	$	(59,233)

The accompanying notes are an integral part of these financial statements.

SILVERMAN LINDEN HIGGINS LLP

ADIRONDACK CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2001	$ 10	$ 62,884	$ (15,561)	$ 47,333
Contributions of capital		51,879		51,879
Withdrawals		(26,062)		(26,062)
Net loss			(59,233)	(59,233)
Balance, December 31, 2001	$ 10	$ 88,701	$ (74,794)	$ 13,917

The accompanying notes are an integral part of these financial statements.

ADIRONDACK CAPITAL PARTNERS, INC.RESTORATIVE MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows used in operating activities	
Net loss	$ (59,233)
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization	3,662
Changes in assets and liabilities:	
Investment in securities	56,558
Loan receivable	5,000
Accrued expenses	(13,220)
Deferred income taxes	(4,000)
Net cash used in operating activities	(11,233)
Cash flows provided by financing activities	
Decrease in bank overdraft	(1,046)
Contributions of capital	51,879
Withdrawals of capital	(26,062)
Net cash provided by financing activities	24,771
Net increase in cash	13,538
Cash, beginning of year	-
Cash, end of year	$ 13,538

The accompanying notes are an integral part of these financial statements.

ADIRONDACK CAPITAL PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1: ORGANIZATION AND OPERATIONS

Adirondack Capital Partners, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(i).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status under the Internal revenue Code. The Company's net income or loss is allocated to its stockholders and reported on their personal tax returns. The Company is subject to New York City General Corporation Business Tax.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company met its net capital requirement.

SILVERMAN LINDEN HIGGINS LLP

CERTIFIED PUBLIC ACCOUNTANTS

330 WEST 42ND STREET
NEW YORK, N.Y. 10036-6902

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(212) 967-9080
TELECOPIER (212) 967-2712

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE STOCKHOLDERS' OF ADIRONDACK CAPITAL PARTNERS' CAPITAL, INC.:

Our audit of the basic financial statements presented in the preceding section of this report were made for the purpose of forming an opinion on such financial statements taken as a whole. The supplementary information shown on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silverman Linden Higgins LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2002

ADIRONDACK CAPITAL PARTNERS, INC.
COMPUTATION OF NET CAPITAL RULE UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net Capital
  Total stockholders' equity $ 13,917

Deductions
  Non allowable assets
    Broker dealer license   (1,379)

Money market   (205)

Net capital   12,333

Minimumn net capital requirement   5,000

Excess over minimum requirement $ 7,333

Aggregate indebtedness $ 1,000

The accompanying notes are an integral part of these financial statements.

SILVERMAN LINDEN HIGGINS LLP

SILVERMAN LINDEN HIGGINS LLP

CERTIFIED PUBLIC ACCOUNTANTS

330 WEST 42ND STREET
NEW YORK, N.Y. 10036-6902

════

(212) 967-9088
TELECOPIER (212) 967-2712

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL CONTROL STRUCTURE

TO THE STOCKHOLDERS' OF ADIRONDACK CAPITAL PARTNERS, INC.:

In planning and performing our audit of the financial statements of ADIRONDACK CAPITAL PART NERS, INC., (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making period computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-3

3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of ADIRONDACK CAPITAL PARTNERS, INC. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater alliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Act of 1934 within regulation of registered brokers and dealers, and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2002

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ADIRONDACK CAPITAL PARTNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

AND

INDEPENDENT AUDITORS' REPORT

ADIRONDACK CAPITAL PARTNERS, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001



CONTENTS